Filed pursuant to Rule 424(b)(3)

Registration No. 333-291007

T. ROWE PRICE ACTIVE CRYPTO ETF

SUPPLEMENT NO. 4 DATED SEPTEMBER 9, 2026

TO THE PROSPECTUS DATED JUNE 18, 2026

This prospectus supplement (this “Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of T. Rowe Price Active Crypto ETF, dated June 18, 2026 (the “Base Prospectus” and, as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to revise certain disclosures in the Prospectus as set forth below.

Update to Asset Eligibility under Business of the Fund

The last paragraph under “Asset Eligibility” on page 12 of the Base Prospectus is deleted in its entirety and replaced with the following:

As of September 9, 2026, based on the Sponsor’s assessment of available data, the following crypto assets are considered Eligible Assets (ticker symbols in parenthesis): bitcoin (BTC), ether (ETH), SOL (SOL), XRP (XRP), ada (ADA), AVAX (AVAX), litecoin (LTC), DOT (DOT), Dogecoin (DOGE), HBAR (HBAR), Bitcoin Cash (BCH), LINK (LINK), lumen (XLM), Shiba Inu (SHIB), sui (SUI), HYPE (HYPE), BNB (BNB) and zcash (ZEC). The Fund may invest in other Eligible Assets not listed without prior notice to Shareholders. Shareholders will be informed of any new Eligible Assets on the Fund’s website. The Fund will not invest in any crypto asset that is not an Eligible Asset. Shareholders will be informed of any material changes to the eligibility criteria in a prospectus supplement, the Fund’s periodic reports, or current report on Form 8-K.

Update to The Performance Benchmark (Index) under Business of the Fund

The third paragraph and accompanying table under “The Performance Benchmark (Index)” on pages 12-13 of the Base Prospectus is deleted in its entirety and replaced with the following:

The Performance Benchmark (Index)

As of August 31, 2026, the chart below shows the Index Constituents of the Index and their related blockchains.

Index Constituent	Blockchain	% Weight in Index
BTC	Bitcoin	39.54
ETH	Ethereum	18.86
XLM	Stellar	2.10
ADA	Cardano	2.63
BNB	BNB Chain Ecosystem	9.29
DOGE	Dogecoin	3.16
XRP	XRP	9.15
SOL	Solana	8.73
HYPE	Hyperliquid Blockchain	4.94
CC	Canton Network	1.60

Update to Overview of the Eligible Assets’ Industry

The third paragraph and accompanying table under “Overview of the Eligible Assets’ Industry” on page 14 of the Base Prospectus is deleted in its entirety and replaced with the following:

Prices, market capitalization, and the approximate current supply for each of the Eligible Assets described in this section are as follows:

Crypto Asset Ticker	Market Cap	Closing Price (USD)	Current Circulating Supply
BTC	$1,559,296,052,567	$77,654.00	20,077,712
ETH	$291,810,730,126	$2,417.30	120,681,146
SOL	$59,617,547,559	$101.88	585,121,077
XRP	$85,314,560,845	$1.36	62,744,504,852
ADA	$7,230,462,589	$0.19	37,498,597,081
AVAX	$3,072,142,761	$7.11	431,771,961
LTC	$3,715,603,248	$47.90	77,555,342
DOT	$1,391,730,218	$0.82	1,700,584,231

Crypto Asset Ticker	Market Cap	Closing Price (USD)	Current Circulating Supply
DOGE	$12,787,895,440	$0.08	155,721,186,384
HBAR	$3,220,034,385	$0.07	43,831,559,712
BCH	$4,886,073,465	$243.21	20,082,744
LINK	$8,348,400,926	$11.16	748,099,970
XLM	$6,069,814,471	$0.17	34,685,454,722
SHIB	$2,919,957,636	$0.00	589,239,334,569,628
SUI	$2,898,155,358	$0.71	4,074,529,886
BNB	$91,190,604,780	$684.68	133,162,401
HYPE	$17,837,350,457	$80.15	222,445,714
CC	$4,569,054,054	$0.12	39,458,597,513
ZEC	$14,156,776,488	$836.87	16,906,800

Source: Artemis, as of August 30, 2026

The following descriptions of Eligible Assets are at the end of “Overview of the Eligible Assets’ Industry” on page 32 of the Base Prospectus, prior to “Risk Factors”:

ZCASH (ZEC)

ZEC is the native digital asset of the Zcash Network, a peer-to-peer blockchain network designed to support optional financial privacy for payments. Zcash was launched in 2016 as a fork of the Bitcoin codebase, and its principal distinguishing feature is the use of zero-knowledge cryptographic proofs known as zk-SNARKs (zero-knowledge succinct non-interactive arguments of knowledge) to enable “shielded” transactions in which the sender, receiver, and transaction amount are cryptographically concealed while still being validated under the network's consensus rules. Transactions on the Zcash Network are recorded on a public, distributed ledger (the “Zcash Blockchain”) and validated by a network of miners. The Zcash Network supports two address types: transparent addresses (t-addresses), which function similarly to Bitcoin addresses and are publicly visible on-chain, and shielded addresses (z-addresses), which use zero-knowledge proofs to obscure transaction metadata. The current-generation shielded pool, Ironwood, uses the Halo 2 proving system, which eliminates the need for a trusted setup. In June 2026, a security researcher disclosed a critical vulnerability affecting the previously-used Orchard pool, that could have been exploited to create counterfeit ZEC within the Orchard pool. Although the vulnerability was remediated through an emergency network upgrade and Zcash developers stated that they believe it is unlikely that the vulnerability was exploited, due to the privacy-preserving nature of shielded pool transactions, there was no cryptographic method to determine conclusively whether the vulnerability had been exploited prior to remediation. Following the disclosure of the vulnerability, the market price of ZEC declined by approximately 50%, although it has since substantially recovered. Notwithstanding their view that exploitation was unlikely, on July 28, 2026, Zcash developers implemented an additional network upgrade, called “Ironwood,” intended to restore the ability to verify the integrity of the ZEC supply and mitigate the risk of similar vulnerabilities. Ironwood retired the Orchard pool and introduced a new shielded pool, permitting ZEC to be withdrawn from Orchard only through a “turnstile” mechanism that caps total withdrawals at the amount verifiably deposited, thereby preventing any counterfeit ZEC that may exist within Orchard from being removed. The Orchard pool no longer accepts deposits or internal transfers.

The privacy features of the Zcash Network are optional, and transactions involving transparent addresses disclose transaction information on the public blockchain; the degree of privacy provided by shielded transactions may depend on the shielded protocol used, wallet implementation, transaction structure, and the size and usage of the applicable shielded pool. The Fund will not purchase ZEC from z-addresses, accept ZEC from z-addresses, or engage in shielded transactions. If an Authorized Participant attempts to deliver ZEC to the Fund from a z-address or in a shielded transaction, the shielded ZEC will be frozen, and will not be delivered to the Fund or returned to the Authorized Participant, effectively resulting in the relevant ZEC being lost. Such an Authorized Participant will continue to be obligated to deliver the intended unshielded ZEC to the Fund. Accordingly, no person should transmit ZEC to the Fund from a z-address, and the Fund will accept no liability for any person’s loss of any ZEC that is transmitted to the Fund from a z-address.

The Zcash Network uses a proof-of-work (PoW) consensus mechanism based on the Equihash algorithm. In proof-of-work, miners expend computational resources to compete to validate transactions and produce new blocks, and are rewarded newly issued ZEC in proportion to the computational resources expended, rather than staking tokens as in proof-of-stake systems. Although Equihash was originally designed to be memory-hard and resistant to specialized mining hardware, application-specific integrated circuit (ASIC) miners have come to dominate the network over time. Miners on the Zcash Network play a critical role in maintaining the blockchain's integrity, ensuring that each block follows the protocol's rules and contains valid transactions.

The development and ongoing support of the Zcash Network is principally carried out by multiple independent entities. In 2026, the Electric Coin Company (ECC), which launched the Zcash protocol in 2016, experienced the departure of its team, which formed the Zcash Open Development Lab (ZODL), an independent organization that continues to advance the protocol. The Zcash Foundation, a 501(c)(3) public charity, supports the ecosystem, maintains an independent node implementation (Zebra), and stewards the Zcash trademark. Changes to the network are made through the Zcash Improvement Proposal (ZIP) process, with community input facilitated in part through an advisory panel. Despite these entities' roles, continued operation of the Zcash Network depends on the participation of dispersed miners and users, and there can be no assurance that any particular contributor will continue to support the network. In contrast to other protocols in which token holders participate in the governance of the network, ownership of ZEC confers no such rights.

ZEC has several uses within the Zcash Network: (1) it is used to pay transaction fees on the network; (2) it functions as the unit of value transferred in both transparent and shielded transactions; and (3) it is issued to miners as a block reward for securing the network. ZEC also can be converted to fiat currencies, such as the U.S. dollar, at rates determined on crypto asset trading platforms or in individual end-user-to-end-user transactions under a barter system. Like other crypto assets, the value of ZEC is not backed by any entity or asset, does not represent an ownership interest in any entity, and the value is determined by supply and demand dynamics.

The maximum total supply of ZEC is fixed at 21 million tokens, mirroring the supply model of Bitcoin. New ZEC is created as a block reward with each newly mined block, and the block reward is reduced by half approximately every four years (every 210,000 blocks) through scheduled “halving” events. The network's second halving occurred in November 2024, reducing the block reward to 1.5625 ZEC per block. Accordingly, the circulating supply of ZEC increases over time as new blocks are mined, at a rate that declines with each halving, subject to the fixed 21 million maximum supply. A portion of the block reward has historically been allocated to fund protocol development rather than paid entirely to miners. Following the November 2024 halving and activation of Network Upgrade 6, the block subsidy has been allocated 80% to miners, 8% to the Financial Privacy Foundation for the use of Zcash Community Grants, and 12% to an in-protocol lockbox under ZIP 1015. The lockbox is a protocol-tracked pool intended for future ecosystem funding, and its disbursement requires a mechanism approved through a future governance and protocol process. The design and continuation of the Zcash development funding model has been a recurring source of governance discussion within the Zcash community.

Update to Calculating NAV

The table following the third paragraph under “Calculating NAV” on pages 59-60 of the Base Prospectus is deleted in its entirety and replaced with the following:

Asset	Lukka Digital Asset Median Reference Rate Full Name
ADA	Lukka Digital Asset Median Reference Rate - Cardano - U.S. Dollar
BTC	Lukka Digital Asset Median Reference Rate - Bitcoin - U.S. Dollar
DOT	Lukka Digital Asset Median Reference Rate - Polkadot - U.S. Dollar
ETH	Lukka Digital Asset Median Reference Rate - Ether - U.S. Dollar
LTC	Lukka Digital Asset Median Reference Rate - Litecoin - U.S. Dollar
SOL	Lukka Digital Asset Median Reference Rate - Solana Token - U.S. Dollar
XRP	Lukka Digital Asset Median Reference Rate - Ripple - U.S. Dollar
AVAX	Lukka Digital Asset Median Reference Rate - Avalanche - U.S. Dollar
DOGE	Lukka Digital Asset Median Reference Rate - Dogecoin - U.S. Dollar
HBAR	Lukka Digital Asset Median Reference Rate - Hedera Hashgraph - U.S. Dollar
BCH	Lukka Digital Asset Median Reference Rate - Bitcoin Cash - U.S. Dollar
LINK	Lukka Digital Asset Median Reference Rate - ChainLink - U.S. Dollar
XLM	Lukka Digital Asset Median Reference Rate - Stellar Lumens - U.S. Dollar
SHIB	Lukka Digital Asset Median Reference Rate - SHIBA INU - U.S. Dollar
SUI	Lukka Digital Asset Median Reference Rate - Sui – U.S. Dollar
HYPE	Lukka Digital Asset Median Reference Rate - Hyperliquid - U.S. Dollar
BNB	Lukka Digital Asset Median Reference Rate – Binance Coin - U.S. Dollar
ZEC	Lukka Digital Asset Median Reference Rate – Zcash - U.S. Dollar
USDC	Lukka Digital Asset Median Reference Rate - USD Coin - U.S. Dollar

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Please retain this Supplement with your Prospectus.

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